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                             February 3, 2021

       Eifion Jones
       Senior Vice President and Chief Financial Officer
       Hayward Holdings, Inc.
       400 Connell Drive
       Suite 6100
       Berkeley Heights, NJ 07922

                                                        Re: Hayward Holdings,
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
21, 2020
                                                            CIK No. 0001834622

       Dear Mr. Jones:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 8, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please revise to describe the factors you discuss in your response to prior comment 3 that support your statement
that you have an estimated 30% market share of the North
                                                        American residential
pool market. Please identify the third party that provides the unit share data for
manufacturers to the extent material.
 Eifion Jones
FirstName  LastNameEifion Jones
Hayward Holdings, Inc.
Comapany3,NameHayward
February    2021         Holdings, Inc.
February
Page 2 3, 2021 Page 2
FirstName LastName
2. You present information for fiscal year 2020 such as operating income margin, net income margin and adjusted EBITDA margin. Wherever your present financial data for fiscal year 2020 in your Prospectus Summary, please revise to present comparable data for fiscal year 2019.
Competitive Strength
Resilient, Strong Financial Performance, page 9

3. In response to prior comment 2, you state that the trend of growth in net sales and adjusted
         EBITDA was consistent over the entire period 2012 to 2020, except for fiscal year 2019 which was negatively affected by industry trends and other factors. Please revise here to disclose this information, similar to how you discuss the negative trend in net income in
         2017.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Reconciliation, page 71

4. We note you intend to provide quarterly financial data that includes non-GAAP measures of adjusted segment income and adjusted segment income margins. To the extent you continue to include these measures, please ensure that you include the reconciliation to the most comparable GAAP measure for each period presented. Refer to Item 10(e)(1)(i)(B)
         of Regulation S-K.
Notes to Consolidated Financial Statements
Note 12. Operating Segments and Related Information, page F-25

5. We note your response to prior comment 17. Considering your references throughout the filing regarding aftermarket sales as a recurring sales model versus new pool construction, please explain further why you believe that disclosing these product categories is not required. Also, we note you added a breakdown of your various product categories on page 2. Tell us your consideration to provide a similar breakdown in your segment disclosures. Refer to ASC 280-10-50-40. In addition, please explain further why you do not believe a discussion of revenue by aftermarket sales versus new product construction or by product type is necessary to an understanding of your results of operations.
Note 13. Earnings per Share, page F-26

6.       Please tell us how you determined the weighted-average number of Class
B shares
         outstanding used in both basic and diluted EPS calculations and how it correlates to the total number of Class B shares outstanding. In this regard, the 4,742 weighted average shares noted here appears to be significantly different than the number of shares at the beginning and end of the fiscal year as presented in your statement of changes in redeemable stock and stockholders' equity.
 Eifion Jones
Hayward Holdings, Inc.
February 3, 2021
Page 3


Note 14. Commitments and Contingencies
Litigation, page F-27

7. You state that in the opinion of management it is "remote" that litigations arising in the normal course of business will have a material effect on the company's financial position, results of operations, or cash flows. Please confirm that such assertion relates also to the
       Pentair litigation discussed elsewhere in the filing. If not, revise to disclose any probable or reasonably possible losses related to this matter. In this regard, you state that if Pentair and/or Danfoss were to prevail in such proceedings, you may owe money damages or you may be required to cease any infringing activities, which could have a negative impact on your supply chain or other business, including the ability to make, use, sell, offer for sale and/or import certain of your products. Refer to ASC 450-20-50-1 through 50-5.
Note 20. Condensed Financial Information of Registrant (Parent Company Only), page F-34

8. We note your revised disclosures in response to prior comment 23. Please further revise to quantify the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e) of Regulation S-K. Also, revise your risk factor disclosures on page 43 to include a discussion of the specific dividend restrictions imposed by the terms of your subsidiaries' credit facilities.
        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff Attorney, at
(202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,
FirstName LastNameEifion Jones
                                                               Division of
Corporation Finance
Comapany NameHayward Holdings, Inc.
                                                               Office of
Technology
February 3, 2021 Page 3
cc:       Rachel Phillips
FirstName LastName